Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

D4 HOLDINGS, LLC,

D4 ACQUISITION, INC.

AND

deltathree, Inc.

dated as of May 12, 2015

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6.4	Further Action.	12

ARTICLE VII CONDITIONS TO MERGER		12

7.1	Conditions to Each Party’s Obligations.	12

7.2	Conditions to Obligations of the Company.	12

7.3	Conditions to Obligations of Parent and Merger Sub.	13

ARTICLE VIII TERMINATION		13

8.1	Termination of Agreement.	13

8.2	Effect of Termination.	14

ARTICLE IX GENERAL PROVISIONS		14

9.1	Notices.	14

9.2	Amendment and Waiver.	15

9.3	Non-Survival of Representations.	15

9.4	Assignment.	15

9.5	Choice of Law.	15

9.6	Severability.	15

9.7	Captions.	15

9.8	Entire Agreement.	15

9.9	Selected Definitions.	16

EXHIBIT A		A-1

EXHIBIT B		B-1

EXHIBITS

Form of Certificate of Merger	Exhibit A

Form of Merger Consent	Exhibit B

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into by and among D4 Holdings, LLC, a Delaware corporation (“Parent”); D4 Acquisition,, Inc., a Delaware corporation (“Merger Sub”); and deltathree, Inc., a Delaware corporation (the “Company” and collectively with Parent and Merger Sub, the “Parties”). Capitalized terms used in this Agreement and not defined in Section 9.9, are defined within the particular sections of this Agreement defining such terms.

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Parent, Merger Sub, and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”);

WHEREAS, the Board of Directors of the Company (the “Board”) has (i) determined that it is in the best interests of the Company and the shareholders of the Company, and declared it advisable, to enter into this Agreement with Parent and Merger Sub providing for the Merger, upon the terms and subject to the conditions set forth in this Agreement; (ii) approved this Agreement in accordance with the DGCL, upon the terms and subject to the conditions set forth in this Agreement; and (iii) recommended adoption of this Agreement by the shareholders of the Company;

WHEREAS, upon execution of this Agreement, the Company has also obtained from Parent an action by written consent approving this Agreement and the Merger by the Required Stockholder Approval, in accordance with the DGCL and the Charter Documents;

WHEREAS, the respective boards of directors of Parent and Merger Sub have declared that the Merger is advisable, and approved this Agreement in accordance with the provisions of the DGCL, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Parent, as the sole stockholder of Merger Sub, has adopted this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the respective covenants and agreements contained herein, and intending to be legally bound, Parent, Merger Sub, and the Company agree as follows:

ARTICLE I
THE MERGER

1.1           The Merger. Subject to the terms and conditions of this Agreement and the DGCL, at the Effective Time (as defined below), Merger Sub will be merged with and into the Company. As a result of the Merger, the outstanding shares of capital stock of Merger Sub and the Company will be converted or canceled in the manner provided in ARTICLE II of this Agreement, the separate corporate existence of Merger Sub will cease, and the Company will be the surviving corporation following the Merger (the “Surviving Corporation”).

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1.2         Closing; Effective Time. The consummation of the Merger (the “Closing”) will take place remotely by electronic transmission on such date as agreed to by Parent, Merger Sub, and the Company (the “Closing Date”). Simultaneously with the Closing, the Company as the Surviving Corporation will file the Certificate of Merger with the Secretary of State of the State of Delaware as required by the relevant provisions of the DGCL. The Merger will become effective, pursuant to the Certificate of Merger, at such time as the Certificate of Merger is so filed, or at such later time as is set forth in the Certificate of Merger (the “Effective Time”).

1.3         Effect of the Merger.

(a)          At and after the Effective Time, the Merger will have the effects specified in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers, and franchises of each of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities, and duties of each of the Company and Merger Sub will become the debts, liabilities, and duties of the Surviving Corporation.

(b)          At the Effective Time, the Certificate of Incorporation of the Company will be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that Article I of the Certificate of Incorporation will read: “The name of this corporation is deltathree, Inc.” As so amended and restated, the Certificate of Incorporation of Merger Sub will be the Certificate of Incorporation of the Surviving Corporation, until amended thereafter in accordance with applicable law.

(c)          At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation (except that all references to Merger Sub in the bylaws of the Surviving Corporation will be changed to reflect the name change of deltathree, Inc.), until amended thereafter in accordance with their terms, the terms of the amended and restated Certificate of Incorporation of the Surviving Corporation, and as provided by applicable law.

(d)          At the Effective Time, each of the directors and officers of Merger Sub immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation, each to hold office until their respective death, permanent disability, resignation, removal, or until his or her respective successor is duly elected and qualified, all in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation and applicable law.

ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK

2.1         Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any holders of the securities mentioned below:

(a)          Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting shares and Cancelled Shares) will be converted into the right to receive an amount equal to $0.01 in cash (the “Merger Consideration”) payable to the holder thereof, without interest, subject to the terms of this Agreement (including Section 2.4);

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(b)          Any shares of Company Common Stock and warrants to purchase or acquire Company Common Stock then held by the Company, Parent, or any direct or indirect wholly-owned subsidiary of the Company or of Parent, will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange for such shares or warrants (the “Cancelled Shares” and “Cancelled Warrants” respectively); and

(c)          Each share of the common stock, no par value per share, of Merger Sub then outstanding will be converted into one share of common stock of the Surviving Corporation.

2.2         Stock Options & Restricted Stock. Immediately prior to the Effective Time, each outstanding and unexercised option to purchase shares of Company Common Stock granted under any Company Stock Plan (an “Option”), whether vested or unvested, will be canceled and no holder of any such cancelled Options will have any further rights to exercise, convert, or receive any consideration for such cancelled Options. All such Options have exercise prices in excess of the per share Merger Consideration.

2.3         Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, the shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by the shareholders of the Company who did not vote in favor of the Merger and who comply with all of the relevant provisions of Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into or represent the right to receive the Merger Consideration. Parent will retain the Merger Consideration applicable to such Dissenting Shares, unless and until such shareholders have failed to perfect, or have effectively withdrawn or lost, their rights to appraisal under the DGCL. Any such stockholder will have only such rights in respect of the Dissenting Shares owned by them as are provided by Section 262 of the DGCL. If any such stockholder fails to perfect or effectively withdraws or loses such right, such shareholder’s Dissenting Shares will accordingly be deemed as of the Effective Time to have been converted into the right to receive the applicable Merger Consideration, without any interest thereon, pursuant to the terms of this ARTICLE II. Prior to the Effective Time, the Company will not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any claim made by the shareholders of the Company with respect to the Dissenting Shares. Dissenting Shares, if any, will be cancelled after payments of fair value have been made to the holders of Dissenting Shares pursuant to applicable law.

2.4         Surrender of Certificates.

(a)          At or prior to the Effective Time, Parent will deposit or cause to be deposited with a paying agent designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), for the benefit of each holder of record of a certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock, but not including certificates representing Dissenting Shares (a “Certificate”) of the Company, an amount in cash sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments to each record holder of a Certificate (“Certificate Holder”) of the applicable Merger Consideration. From and after the Effective Time, the Paying Agent will act as the agent of Parent and the Surviving Corporation in the exchange of the Certificates and effecting any amounts to be paid under this Agreement.

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(b)          At the Effective Time, each Certificate will represent only the right to receive Consideration.

(c)          Promptly after the Effective Time, the Surviving Corporation will cause to be mailed to each Certificate Holder a Letter of Transmittal in a form reasonably acceptable to the Company and Parent specifying that delivery of Certificates, and the passing of title and risk of loss, will only be effected upon proper receipt of the Certificates by the Paying Agent, and containing instructions for surrendering the Certificates for payment of the Consideration. Upon surrender to the Paying Agent of a Certificate along with a Letter of Transmittal and any other documents that the Letter of Transmittal instructions may require, duly completed and validly executed according to such instructions, the Certificate Holder will be entitled to receive the Consideration, and such Certificate will then be cancelled. No interest will be paid or accrued on the Consideration. The Paying Agent will only make payment to a person other than the person in whose name the surrendered Certificate is registered if such Certificate is properly endorsed or otherwise delivered in proper form for transfer and accompanied by any other documentation required to evidence transfer and to certify that the person requesting such payment has paid any taxes required as a result of the payment of Consideration to another person, or that such taxes are not applicable.

(d)          One year after the Effective Time, any portion of the funds made available by Parent to the Paying Agent which remains undistributed to the holders of Certificates, and all certificates or other documents in possession of the Paying Agent relating to the transactions contemplated hereby, will be promptly delivered to Parent, and the Paying Agent’s duties will terminate. Thereafter, each Certificate Holder may surrender such Certificate to Parent and (subject to any applicable abandoned property, escheat, or similar law) receive the Consideration relating to such Certificate, without any interest, calculated in accordance with this Agreement. Neither the Surviving Corporation, Parent, nor the Paying Agent will be liable to any person entitled to payment under this ARTICLE II for any Consideration with is properly delivered to a public official pursuant to any abandoned property, escheat, or similar law. Any portion of the such funds remaining unclaimed by Certificate Holders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity will, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest.

(e)          At the Effective Time, the stock transfer books of the Company will close and there will be no further registration of transfers of shares of Company Common Stock outstanding immediately prior to the Effective Time on the records of the Company. After the Effective Time, no transfer of Company Common Stock will thereafter be made on the stock transfer books of the Surviving Corporation. After the Effective Time, all Certificates presented to the Paying Agent, Parent, or the Surviving Corporation will be canceled and exchanged for the applicable portion of the Consideration.

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(f)          In the event any Certificate has been lost, stolen, or destroyed, upon the making of an affidavit of that fact by such record holder, Parent will cause the Paying Agent to pay the applicable amounts of Consideration to the Certificate Holder upon such Certificate Holder’s compliance with any replacement requirements established by the Paying Agent and (if required by the Surviving Corporation) upon the posting of a bond in as indemnity against any claim that might be made with respect to such Certificate.

2.5           Tax. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation, and the Paying Agent are entitled to deduct and withhold from the Consideration otherwise payable to any Certificate Holder pursuant to this Agreement any amount that they may determine may be required to be deducted and withheld for the purpose of making payments under any applicable tax laws.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as set forth in this ARTICLE III:

3.1           Organization and Qualification. The Company and each of its subsidiaries is duly organized, validly existing, and in good standing under the applicable laws of the jurisdiction in which it is organized, and has the requisite power and authority to own, lease, and operate its assets and to carry on its business as it is now being conducted. The Company and each of its subsidiaries is duly qualified or licensed to do business, and is in good standing (if such concept is applicable in the relevant jurisdiction) in each jurisdiction where the operation of its business requires such qualification or licensure, except for those jurisdictions in which the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.

3.2           Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by the Required Stockholder Approval. This Agreement has been duly and validly executed and delivered by the Company, and—assuming due authorization, execution, and delivery by Parent and Merger Sub—constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies.

3.3           Charter Documents. The Company has delivered to Parent or its advisors true and correct copies of the Company’s Charter Documents. The Company is not in violation of any of the provisions of such documents in any respect which would reasonably be expected to have a Material Adverse Effect.

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3.4          Capitalization. The authorized capital stock of the Company as of the date of this Agreement consists of (i) 200,000,000 shares of Company Common Stock, and (ii) 25,000,000 shares of preferred stock, par value $0.001 per share. As of March 18, 2015, the Company had 72,311,025 shares of Company Common Stock issued and outstanding and no shares of preferred stock issued and outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. The Company has no outstanding convertible securities, options or warrants with a conversion or exercise price less than the Merger Consideration. None of the outstanding shares of Common Stock consist of unvested restricted shares granted under any Company Stock Plan. The Company does not have any outstanding restricted units under any Company Stock Plan.

3.5          No Conflict; Required Filings.

(a)          The execution and delivery of this Agreement by the Company does not, and the consummation of the Merger will not, (i) violate the provisions of any of the Company’s Charter Documents, (ii) violate any contract to which the Company is a party, (iii) violate any law applicable to the Company on the date hereof (assuming compliance by the Company with the matters referred to in Section 3.5(b)), or (iv) result in the creation of any security interest upon any of the assets owned by the Company, except as would not reasonably be expected to have a Material Adverse Effect.

(b)          The execution, delivery, and performance of this Agreement by the Company—and the consummation of the Merger by the Company—do not and will not require any consent, approval, authorization, or permit of; action by; filing with; or notification to any stock exchange, governmental or regulatory authority, agency, court, commission, or other governmental body whether domestic, foreign or supranational, except for (i) applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and state securities, takeover, and "blue sky" laws; (ii) the applicable requirements of the OTCQB, (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL; (iv) any applicable requirements of the laws of jurisdictions other than the United States; and (v) any such consent, approval, authorization, permit, action, filing, or notification the failure of which to make or obtain would not reasonably be expected to have a Material Adverse Effect.

3.6          Compliance. The Company is currently conducting its business in material compliance with all laws, rules, regulations, and orders applicable to the Company, except for any failure to comply which would not reasonably be expected to have a Material Adverse Effect.

3.7          Securities Filings; Financial Statements.

(a)          The Company has filed all forms, reports, statements, certifications, and other documents required to be filed by it with the Securities and Exchange Commission (“SEC Filings”). Each SEC Filing, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended; the Exchange Act; and the rules and regulations promulgated thereunder, each as in effect on the date of such SEC Filing.

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(b)          The audited consolidated financial statements of the Company (including any related notes thereto) included in the SEC Filings were prepared in accordance with generally accepted accounting principles (“GAAP”) in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and fairly present in all material respects (i) the consolidated financial position of the Company and its subsidiaries at the respective dates thereof and (ii) the consolidated statements of operations, cash flows, and changes in shareholders’ equity for the periods indicated. The unaudited consolidated financial statements of the Company (including any related notes thereto) for all interim periods included in the Company SEC Reports on Form 10-Q and current reports on Form 8-K have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated statements of operations and cash flows for the periods indicated (subject to normal period-end adjustments).

3.8          Absence of Changes. Since December 31, 2014, the business of the Company and its subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any change, event, occurrence, development, or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.9          Tax Returns. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) all tax returns required to be filed by, or with respect to any activities of, the Company and its subsidiaries prior to the date hereof have been timely filed (except those under valid extension) and as of the time of filing, the tax returns were true and complete in all material respects; (ii) as of the date hereof, all taxes of the Company and its subsidiaries have been paid or adequately provided for in accordance with GAAP on the most recent financial statements included in the Company’s SEC Filings filed prior to the date hereof; (iii) neither the Company nor any of its subsidiaries has received written notice of any action, suit, proceeding, investigation, claim or audit against, or with respect to, any taxes that have not been paid or otherwise settled; and (iv) there are no liens for taxes (other than taxes not yet due and payable, that may thereafter be paid without interest or penalty, that have been adequately provided for in accordance with GAAP or for amounts being contested in good faith) upon any of the assets of the Company or of any of its subsidiaries.

3.10        Claims. Schedule 3.10 reflects, to the best of Company’s knowledge and other than claims or potential claims having a de minimis value, a true and correct list of all claims or potential claims against the Company or any of its subsidiaries other than liabilities due and owing to Parent or any Affiliates of Parent.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as set forth in this ARTICLE IV:

4.1          Organization and Qualification. Each of Parent and Merger Sub is a corporation duly organized, validly existing, and in good standing, if applicable, under the applicable laws of the jurisdiction in which it was incorporated. Each of Parent and Merger Sub has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Neither Parent nor Merger Sub is in default under or in violation of any provision of their respective certificates of incorporation, bylaws, or other organizational documents.

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4.2          Authority. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, respectively. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and—assuming due authorization, execution, and delivery by the Company—constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with their terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting or relating to creditors' rights generally, and (b) the availability of injunctive relief and other equitable remedies.

4.3          Availability of Funds. Parent has or will have at the Effective Time sufficient funds to pay the aggregate Merger Consideration and all amounts payable pursuant to ARTICLE II of this Agreement.

4.4          Surviving Corporation. All of the issued and outstanding share capital of Merger Sub is—and immediately prior to the Effective Time will be—owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Merger and the transactions contemplated by this Agreement, and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than in connection with the Merger or as contemplated in this Agreement.

ARTICLE V
CONDUCT OF THE BUSINESS PENDING THE MERGER

5.1          Conduct of the Business of the Company Pending the Merger. The Company covenants and agrees that, during the period from the date of this Agreement until the Effective Time, except as contemplated by this Agreement or as required by law, or unless Parent otherwise agrees in writing, the business of the Company and its subsidiaries will be conducted in its ordinary course of business consistent with past practice, and the Company will use its commercially reasonable efforts to preserve substantially intact its business organization, and to preserve its present relationships with material customers and suppliers and other persons with which it has significant business relations. Between the date of this Agreement and the Effective Time, except as otherwise contemplated by this Agreement, neither the Company nor any of its subsidiaries will without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned, or delayed):

(a)          amend or otherwise change its Certificate of Incorporation or bylaws or any similar governing instruments;

(b)          issue, deliver, sell, pledge, dispose of, or encumber any shares of capital stock, ownership interests, or voting securities; or any options, warrants, convertible or exchangeable securities, or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests, or any voting securities (including but not limited to stock appreciation rights, phantom stock, or similar instruments), of the Company or any of its subsidiaries;

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(c)          declare, set aside, make or pay any dividend or other distribution—payable in cash, stock, property, or otherwise—with respect to any of its capital stock (except for any dividend or distribution in the ordinary course consistent with past practice by a direct or indirect wholly owned subsidiary of the Company);

(d)          reclassify, combine, split, subdivide, redeem, purchase, or otherwise acquire any securities of the Company or any of its subsidiaries;

(e)          (i) acquire (whether by merger, consolidation, or acquisition of stock, assets, or otherwise) any corporation, partnership, or other business organization or division thereof or any assets, securities, properties, interests, or business; (ii) sell or otherwise dispose of (whether by merger, consolidation, or acquisition of stock, assets, or otherwise) any corporation, partnership or other business organization or division thereof or any assets (including any intellectual property), other than sales or dispositions in the ordinary course of business consistent with past practice or pursuant to existing contracts; (iii) enter into, renew, or amend in any material respect any contract; (iv) terminate any contract or waive, release, or assign any material right, claim, or benefit of the Company or any of its subsidiaries; or (v) authorize any material new capital expenditures which are, in the aggregate, in excess of the Company's budget provided to Parent, other than in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance);

(f)          incur or modify in any material respect the terms of any indebtedness, or assume, guarantee, or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances, or capital contributions to, or investments in, any other person (other than a subsidiary of the Company), in each case, other than (x) in the ordinary course of business consistent with past practice or (y) any letter of credit entered into in the ordinary course of business in an amount and on terms consistent with past practice;

(g)          except to the extent required under any benefit plan of the Company or as required by applicable law, (i) increase the compensation or fringe benefits of any of its directors, officers, or employees (except in the ordinary course of business consistent with past practices); (ii) grant any severance or termination pay unless provided for under any Company benefit plan as in effect on the date hereof; (iii) make any change in the key management structure of the Company or any of its subsidiaries, including, without limitation, the hiring of additional executive officers or the termination of existing executive officers; (iv) enter into any employment, consulting, or severance agreement or arrangement with any of its present or former directors, officers, or other employees (other than with respect to newly hired employees in the ordinary course of business consistent with past practices) pursuant to which the total annual compensation and the aggregate severance benefits provided for in such agreement or arrangement exceed $150,000; or (v) establish, adopt, enter into, or amend in any material respect or terminate any Company benefit plan except as reasonably determined by the Company to be required to comply with applicable law, including the United States Internal Revenue Code;

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(h)          make any material change in any accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules, GAAP, or regulatory requirements with respect to GAAP;

(i)          other than in the ordinary course of business consistent with past practice or as required by applicable law, (i) change any material tax election or any material method of accounting, (ii) enter into any closing agreement relating to any material tax, or (iii) surrender any right to claim a material tax refund; or

(j)          agree to take any of the actions described in Sections 5.1(a) through Section 5.1(i).

ARTICLE VI
COVENANTS

6.1           Additional Agreements.

(a)          The Company, acting through the Board and in accordance with the DGCL and its bylaws, will take all action necessary to seek and obtain the Required Stockholder Approval by irrevocable written consent of D4 Holdings, LLC in the form attached as EXHIBIT B (the “Merger Consent”). The Company will comply with the DGCL, its Certificate of Incorporation, its bylaws, and the Exchange Act (including Regulation 14C and Schedule 14C promulgated thereunder) in connection with the Required Stockholder Approval, including (i) delivering an information statement to the Company's shareholders as required pursuant to the Exchange Act and (ii) giving prompt notice of the taking of the actions described in the Merger Consent in accordance with Section 228 of the DGCL to all holders of Company Common Stock not executing the Merger Consent and providing a description of the appraisal rights of holders of Company Common Stock available under Section 262 of the DGCL and any other disclosures with respect to appraisal rights required by Delaware law.

(b)          As soon as reasonably practicable following the date of this Agreement, the Company will prepare and file with the SEC an information statement to be sent to stockholders of the Company related to the Merger and this Agreement (the “Information Statement”). Parent and Merger Sub will cooperate with the Company in the preparation of the Information Statement. The Company will promptly furnish the preliminary Information Statement and the definitive Information Statement, and any amendments or supplements thereto, to Parent and give Parent and its legal counsel a reasonable opportunity to review and comment on such preliminary Information Statement, or amendment or supplement thereto, prior to filing with the SEC, and the Company will consider in good faith all comments of Parent in connection therewith. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Information Statement. The Company will use its reasonable best efforts to respond as soon as reasonably practicable to any SEC comments with respect to the Information Statement. The Company will use reasonable best efforts to cause the definitive Information Statement to be mailed to the stockholders of the Company as promptly as practicable after the Information Statement has been cleared by the SEC or after 10 calendar days have passed since the date of filing of the preliminary Information Statement with the SEC without notice from the SEC of its intent to review the Information Statement. Each of Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Information Statement which will have become false or misleading. The Company will as soon as reasonably practicable notify Parent and Merger Sub of the receipt of any comments from the SEC with respect to the Information Statement and any request by the SEC for any amendment or supplement to the Information Statement or for additional information and will provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC, on the other hand. Parent will be given a reasonable opportunity to participate in the response to any SEC comments and to provide comments on any response (to which reasonable and good faith consideration will be given), including by participating in any discussions or meetings with the SEC.

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6.2          Resignation of Directors. At the Closing, the Company will use its reasonable best efforts to deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all directors of the Company and, as specified by Parent reasonably in advance of the Closing, all directors of each subsidiary of the Company, in each case, effective at the Effective Time.

6.3           Indemnification of Officers and Directors of the Company.

(a)          For a period of six (6) years from the Effective Time, Parent will—and will cause the Surviving Corporation to—fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreement in effect as of the date of this Agreement and as provided in the Charter Documents.

(b)          The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation of former or present directors and officers (collectively, the “Indemnified Parties”) than are presently set forth in the Company’s Charter Documents, which provisions will not be amended, repealed, or otherwise modified in any manner than would adversely affect the rights of any such directors and officers for a period of six (6) years from the Effective Time.

(c)          Parent will maintain—or will cause the Surviving Corporation to maintain at no expense to the Indemnified Parties—“tail” insurance policies with respect to directors’ and officers’ liability with a claims period of six (6) years from the Effective Time, covering acts or omissions existing or occurring at or prior to the Effective Time in an amount and scope no less favorable than the coverage applicable to directors and officers as of the Effective Time under the Company’s directors’ and officers’ liability insurance policy

(d)          Notwithstanding anything in this Agreement to the contrary, if any claim, action, suit, proceeding, or investigation (whether arising before, at, or after the Effective Time) is made against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, then the provisions of this Section 6.1 will continue in effect until the final disposition of such claim, action, suit, proceeding, or investigation.

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(e)          This covenant is intended to benefit each of the Indemnified Parties and their respective heirs and legal representatives, and will be enforceable by them. The indemnification provided for in this Section 6.1 is not exclusive of any other rights to which an Indemnified Party is entitled.

(f)          If Parent, the Surviving Corporation, or any of their successors or assigns (i) consolidates with or merges into any other entity and will not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of their assets or intellectual property rights to any entity, then, and in each such case, to the extent necessary, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations set forth in this Section 6.1. Notwithstanding anything to the contrary in this Section 6.3, the parties acknowledge and agree that Surviving Corporation or any successor (by way of merger, asset sale, or otherwise) may modify its organizational documents, organizational form, or other attributes, and that any such modification shall not be restricted so long as substantively the indemnification, advancement of expenses, exculpation, and required insurance obligations pursuant to this Section 6.3 are preserved.

6.4          Further Action. Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take or cause to be taken all actions necessary, proper, and advisable under applicable laws and regulations to consummate the Merger and the transactions contemplated by this Agreement.

ARTICLE VII
CONDITIONS TO MERGER

7.1          Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the Merger are subject to the satisfaction of the following conditions:

(a)          The obtainment of the Required Stockholder Approval and the requisite stockholder approval of Parent and Merger Sub.

(b)          No temporary restraining order, preliminary or permanent injunction, or other order of any governmental authority preventing the consummation of the Merger is in effect. No law has been enacted or is deemed applicable to the Merger which makes the consummation of the Merger illegal.

7.2          Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following conditions:

(a)          Each of the representations and warranties of Parent and Merger Sub set forth in ARTICLE IV must be true and correct in all material respects as of the Closing Date, except to the extent that such representations and warranties refer specifically to an earlier date, in which case such representations and warranties must have been true and correct as of such earlier date.

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(b)          Each of Parent and Merger Sub have performed the obligations and complied with the agreements and covenants required under this Agreement in all material respects at or prior to the Closing Date.

(c)          The Company has received certificates from an executive officer of each of Parent and Merger Sub certifying on behalf of Parent and Merger Sub, respectively, that the conditions set forth in Sections 7.2(a) and (b) have been satisfied.

7.3          Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or waiver by Parent) of the following conditions:

(a)          Each of the representations and warranties of the Company set forth in ARTICLE III that is qualified by materiality must be true and correct, and each of such representations and warranties that is not qualified by materiality must be true and correct in all material respects, all as if made at and as of the Closing Date; except to the extent that such representations and warranties refer specifically to an earlier date, in which case such representations and warranties must have been true and correct as of such earlier date.

(b)          The Company has performed the obligations and complied with the agreements and covenants required under this Agreement in all material respects at or prior to the Closing Date.

(c)          Parent has received a certificate from the Chief Executive Officer of the Company certifying on behalf of the Company that the conditions set forth in Sections 7.3(a) and (b) have been satisfied.

(d)          Following the date of this Agreement, no Material Adverse Effect has occurred.

ARTICLE VIII
TERMINATION

8.1          Termination of Agreement. The Parties may terminate this Agreement prior to the Closing as provided below:

(a)          The Parties may terminate this Agreement by mutual written consent;

(b)          Either the Company or Parent may terminate this agreement if the Merger is not consummated on or before 11:59pm, Eastern Daylight Time, on July 31, 2015, unless the failure to consummate the Merger resulted from the action or failure to act of the Party (and, in the case of Parent, either Parent or Merger Sub) attempting to terminate this Agreement;

(c)          Company may terminate this Agreement by giving written notice to Parent in the event Parent is in breach of any representation, warranty, or covenant contained in this Agreement, and such breach—individually or in combination with any other such breach—would cause the conditions set forth in Sections 7.2(a) or 7.2(b) not to be satisfied and is not cured or waived within the earlier of (i) thirty (30) days following delivery by the Parent to the Company of written notice of such breach, or (ii) the date set forth in Section 8.1(b).

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(d)          Parent may terminate this Agreement by giving written notice to the Company in the event the Company is in breach of any representation, warranty, or covenant contained in this Agreement, and such breach—individually or in combination with any other such breach—would cause the conditions set forth in Sections 7.3(a) or 7.3(b) not to be satisfied and is not cured or waived within the earlier of (i) thirty (30) days following delivery by the Parent to the Company of written notice of such breach, or (ii) the date set forth in Section 8.1(b).

8.2          Effect of Termination. In the event of a termination of this Agreement as provided in Section 8.1, this Agreement will immediately become void and neither the Company nor Parent or any of their respective officers, directors, stockholders, or affiliates will have any liability or obligation, except with respect to any willful and material breach of this Agreement.

ARTICLE IX
GENERAL PROVISIONS

9.1          Notices. All notices or other communications in connection with this agreement must be in writing and received by delivery in person, registered or certified mail, facsimile, or electronic mail. Such notices or other communications will be deemed to have been duly given upon receipt by the respective Parties at the following offices:

(a)          If to the Company:

deltathree, Inc.

1 Bridge Plaza

Fort Lee, New Jersey 07024

Attention:

Facsimile:

E-mail:

With an additional copy to:

Greenberg Traurig, LLP

1750 Tysons Boulevard

Suite 1000

McLean, Virginia 22102

Attention: Mark Wishner

Facsimile: (703) 749-1301

E-mail: wishnerm@gtlaw.com

(b)          If to Parent or Merger Sub:

D4 Holdings, LLC

349-L Copperfield Boulevard, #407,

Concord, NC  28025

Attention: General Counsel

Facsimile: 704-260-3304

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9.2           Amendment and Waiver. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and signed, in the case of an amendment, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided that, after adoption of this Agreement, Required Stockholder Approval must be obtained for any amendment for which any applicable law requires stockholder approval.

9.3           Non-Survival of Representations. None of the representations, warranties, covenants, and agreements in this Agreement or any instrument delivered pursuant to this Agreement will survive beyond the Effective Time, except those representations, warranties, covenants, and agreements that by their terms apply or are to be performed in whole or in part after the Effective Time, and this ARTICLE IX.

9.4           Assignment. This Agreement may not be assigned by any Party without the prior written consent of each of the other Parties.

9.5           Choice of Law. This Agreement will be governed by, interpreted, and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

9.6           Severability. Any provision of this Agreement that is invalid, illegal, or unenforceable in any jurisdiction will be ineffective to the extent of such invalidity or unenforceability within such jurisdiction without invalidating or rendering unenforceable the remaining provisions of this Agreement.

9.7           Captions. The captions contained in this Agreement are for convenience of reference only, do not form a part of this Agreement, and will not affect in any way the meaning or interpretation of this Agreement.

9.8           Entire Agreement. This Agreement and the other documents, instruments, and other agreements specifically referred to herein or delivered pursuant this agreement constitute the entire understanding of the Parties with respect to the Merger. All Exhibits referred to in this Agreement are intended to be and hereby are specifically made a part of this Agreement. This Agreement supersedes all previous agreements and understandings between or among the Parties regarding the subject matter hereof.

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9.9           Selected Definitions.

“Certificate of Merger” means the certificate of merger or other appropriate document or documents prepared and executed in accordance with the applicable provisions of the DGCL in the form attached hereto as Exhibit A.

“Charter Documents” means the current Certificate of Incorporation and bylaws of the Company, in each case as amended through the date of this Agreement.

“Company Common Stock” means all shares of common stock, par value $0.001 per share, of the Company.

“Company Stock Plan” means any plan or agreement of the Company providing for the award of stock options or of Company Common Stock subject to restrictions or other risk of loss, including the 2004 Stock Incentive Plan, 2004 Non-Employee Director Stock Plan, 2006 Non-Employee Director Stock Plan, and the 2009 Stock Incentive Plan, all as may be amended from time to time.

“Letter of Transmittal” means the form of letter used for surrendering Certificates, as described in Section 2.4(c).

“Material Adverse Effect” means any change or effect that is materially adverse to the Company taken as a whole other than any such effect or change resulting from or arising in connection with (i) general economic or industry-wide conditions, or (ii) this Agreement or the transactions contemplated by this Agreement except for a breach .

“Required Stockholder Approval” means the adoption of this Agreement and the approval of the Merger by the shareholders of the Company required to approve this Agreement and the Merger pursuant to the Charter Documents, applicable law, and any agreements between the Company and any of the shareholders of the Company.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

PARENT

D4 HOLDINGS, LLC

By: Praescient, LLC, Manager

/s/ Robert Stevanovski
By
Robert Stevanovski
Name
Manager
Title

MERGER SUB

D4 ACQUISITION, INC.

/s/ David Stevanovski
By
David Stevanovski
Name
President
Title

COMPANY

deltathree, INC.

/s/ Effi Baruch
By
Effi Baruch
Name
CEO
Title

17

SCHEDULE 3.10

•	Dispute with the Department of Finance of New York City over non-payment of commercial rent tax as described in the Company’s Form 10-K for the year ended December 31, 2014.

•	Complaint for Patent Infringement recently filed in the United States District Court for the Eastern District of Texas by UrgenSync, LLC.

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EXHIBIT A

CERTIFICATE OF MERGER

of

D4 ACQUISITION, INC.

(a Delaware corporation)

with and into

DELTATHREE, INC.

(a Delaware corporation)

Pursuant to Section 251 of the Delaware General Corporation Law, deltathree, Inc., a Delaware corporation (the “Company”), in connection with the merger of D4 Acquisition, Inc., a Delaware corporation (the “Merger Sub”), with and into the Company (the “Merger”), hereby certifies as follows:

FIRST: The names and states of incorporation of the corporations which are to merge (the “Constituent Entities”) are:

Name of Entity	State of Formation

deltathree, Inc.	Delaware

D4 Acquisition, Inc.	Delaware

SECOND: In connection with the Merger, an Agreement and Plan of Merger (the “Merger Agreement”), dated as of __________ ____, 2015, among the Company, Merger Sub, and D4 Holdings, LLC, a Delaware limited liability company, has been approved, adopted, executed and acknowledged by each of the Constituent Entities.

THIRD: The name of the surviving corporation in the Merger shall be deltathree, Inc. (the “Surviving Entity”).

FOURTH: The Certificate of Incorporation of the Company, as amended and restated in its entirety in the form attached hereto as Exhibit I, shall be the Certificate of Incorporation of the Surviving Entity.

FIFTH: A copy of the Merger Agreement is on file at the principal place of business of the Surviving Entity located at 1 Bridge Plaza, Ft. Lee, New Jersey 07024.

SIXTH: A copy of the Merger Agreement will be furnished by the Surviving Entity, on request and without cost, to any stockholder of any of the Constituent Entities.

A-1

SEVENTH: The Merger shall be effective upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

[Remainder of page intentionally left blank]

A-2

IN WITNESS WHEREOF, the Company has caused this Certificate of Merger to be duly executed as of the _________ day of ___________, 2015.

deltathree, INC.

By:

Name: Effi Baruch

Title: Chief Executive Officer

A-3

Exhibit I to Certificate of Merger

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

deltathree, INC.

A-4

EXHIBIT B

WRITTEN CONSENT

OF THE MAJORITY

STOCKHOLDER

OF

deltathree, Inc.

_________ ____, 2015

The undersigned, being the holder of at least a majority in voting power of the outstanding shares of Common Stock, par value $0.001 per share (“Common Stock”) of deltathree Inc., a Delaware corporation (“deltathree” or the “Corporation”), pursuant to Section 228(a) of the General Corporation Law of the State of Delaware (“DGCL”), does hereby adopt, approve, ratify and confirm the following resolutions by written consent, without a meeting of the stockholders by reason of holding Common Stock shares of the Corporation constituting at least a majority of the voting power necessary to authorize or take such actions and adopt such resolutions at a meeting of stockholders and, effective as of the earliest date permitted after an Information Statement on Schedule 14C pursuant to the Securities Exchange Act of 1934, as amended, is first sent or given to the Corporation’s stockholders:

APPROVE AGREEMENT AND PLAN OF MERGER.

WHEREAS, pursuant to the terms of that certain agreement and plan of merger by and among D4 Holdings LLC, a Delaware Limited Liability Company (“D4”); D4 Acquisition, Inc., a Delaware corporation (“Acquisition”); and deltathree dated __________ ____, 2015 (the “Merger Agreement”) (incorporated by reference herein as “Exhibit A”), the Corporation must obtain written consent from the holders of a majority of Common Stock, in accordance with the DGCL, the certificate of incorporation and by-laws of the Corporation, authorizing the Merger and adopting Merger Agreement (“Stockholder Written Consent”); and

WHEREAS, the Board of Directors (“the Board”) of deltathree, acting based upon the unanimous recommendation of its special committee comprised of three disinterested directors, has determined that it is advisable, fair to and in the best interests of deltathree and its stockholders to effect a merger upon the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, the undersigned consent by D4 constitutes the requisite stockholder vote to authorize the Merger, the adoption of the Merger Agreement and all related agreements executed thereunder or contemplated to be executed and delivered thereunder (collectively the “Merger”); and

NOW, THEREFORE, BE IT RESOLVED, that the Merger and the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement is hereby authorized, approved and adopted, the terms and conditions of each of the transactions contemplated thereby are hereby approved and the undersigned hereby consents to the Merger.

General Authority and Ratification

RESOLVED, that any and all actions heretofore taken by the Board or any officers of deltathree within the terms of the foregoing resolution are hereby ratified, approved and confirmed, and declared to be the valid and binding acts and deeds of deltathree; and

B-1

FURTHER RESOLVED, that the officers of deltathree be and they hereby are authorized, directed and empowered to do all such other acts and things and to execute and deliver all such certificates or other documents and to take such other action as they deem necessary or desirable to carry out the purposes and intent of the above resolutions;

FURTHER RESOLVED, that this written consent may be executed in as many counterparts as may be required, all of which shall collectively constitute one and the same consent, and may be executed and delivered by facsimile signature or as a .pdf file (or similar format) attached to electronic mail.

FURTHER RESOLVED, that the Secretary of the Corporation is hereby directed to file a signed copy of this Written Consent in the minute book of the Corporation.

[SIGNATURE PAGE FOLLOWS]

B-2

IN WITNESS WHEREOF, the undersigned, being the holder of more than a majority of the voting power of the Corporation has executed this Written Consent of Stockholders as of the date(s) provided below.

Dated: __________ ____, 2015

MAJORITY STOCKHOLDER:

D4 HOLDINGS, LLC

Signature

Print Name

Title

Voting Power: 54% of Total Voting Power

B-3